# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Clear Channel Outdoor Holdings, Inc., CIK 0001334978
CUSIP: 18453H106
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 4830 North Loop 1604 West, Suite 111, San Antonio, Texas (TX), 78249
Date of event which requires filing of this statement: 10/14/2026
Amends the filing with accession number 0001104659-20-065355
Filed by CIK 0001259313
Persons authorized to receive notices and communications: Naseem Sagati Aghili, 1800 Avenue of the Stars, Suite 1400, Los Angeles, California (CA), 90067, (310) 201-4100

## Reporting persons
- Ares Management LLC (CIK 0001259313): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- ASSF IV AIV B Holdings III, L.P. (CIK 0001757327): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ASSF IV AIV B, L.P. (CIK 0001862592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ASSF Operating Manager IV, L.P. (CIK 0001683967): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ASOF Holdings I, L.P. (CIK 0001793549): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ASOF II HOLDINGS I, L.P. (CIK 0001933113): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ASOF II A (DE) HOLDINGS I, L.P. (CIK 0001933136): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ASOF Investment Management LLC (CIK 0001793548): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- ACOF VI Holdings, L.P. (CIK 0001947935): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ACOF Investment Management LLC (CIK 0001684171): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- Ares Management Holdings L.P. (CIK 0001536937): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ares Holdco LLC (CIK 0001669983): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- Ares Management Corporation (CIK 0001176948): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ares Voting LLC (CIK 0001761656): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- Ares Management GP LLC (CIK 0001620264): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- Ares Partners Holdco LLC (CIK 0001620263): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Clear Channel Outdoor Holdings, Inc.
Address of issuer's principal executive offices: 4830 North Loop 1604 West, Suite 111, San Antonio, Texas (TX), 78249
Comment: This Amendment No. 11 to Schedule 13D (this "Amendment No. 11") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on May 22, 2020 (as amended to date, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Clear Channel Outdoor Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented by the following:

Consummation of the Merger

On October 14, 2026 (the "Closing Date"), pursuant to the previously disclosed Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time was converted into the right to receive an amount in cash equal to $2.43 per share, without interest (the "Merger Consideration"). As a result of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock.

In connection with the consummation of the Merger, the Issuer notified the New York Stock Exchange (the "NYSE") on the Closing Date that the Merger had been completed and requested that the trading of the Common Stock be suspended and the listing of the Common Stock on the NYSE be removed. The Issuer has requested that the NYSE file a Form 25 with the Securities and Exchange Commission (the "SEC") to report that the Common Stock is no longer listed on the NYSE and to deregister the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). After the Form 25 becomes effective, the Issuer intends to file with the SEC a Certification and Notification of Termination on Form 15 to terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and suspend reporting obligations under Section 13 and Section 15(d) of the Exchange Act with respect to the Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the Effective Time, the Reporting Persons no longer beneficially own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference to this Item 5.
Transactions in the class effected during the past sixty days: Other than as described in this Schedule 13D, during the past 60 days, none of the Reporting Persons or the Related Persons have effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the Effective Time, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

## Signatures
- Ares Management LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (10/16/2026)
- ASSF IV AIV B Holdings III, L.P.: By: ASSF Operating Manager IV, L.P., its manager, By: /s/ Matthew Jill, Matthew Jill, Authorized Signatory (10/16/2026)
- ASSF IV AIV B, L.P.: By: ASSF Operating Manager IV, L.P., its manager, By: /s/ Matthew Jill, Matthew Jill, Authorized Signatory (10/16/2026)
- ASSF Operating Manager IV, L.P.: /s/ Matthew Jill, Matthew Jill, Authorized Signatory (10/16/2026)
- ASOF Holdings I, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Matthew Jill, Matthew Jill, Authorized Signatory (10/16/2026)
- ASOF II HOLDINGS I, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Matthew Jill, Matthew Jill, Authorized Signatory (10/16/2026)
- ASOF II A (DE) HOLDINGS I, L.P.: By: ASOF Investment Management LLC, its manager, By: /s/ Matthew Jill, Matthew Jill, Authorized Signatory (10/16/2026)
- ASOF Investment Management LLC: /s/ Matthew Jill, Matthew Jill, Authorized Signatory (10/16/2026)
- ACOF VI Holdings, L.P.: By: ACOF Investment Management LLC, its manager, By: /s/ Matthew Jill, Matthew Jill, Authorized Signatory (10/16/2026)
- ACOF Investment Management LLC: /s/ Matthew Jill, Matthew Jill, Authorized Signatory (10/16/2026)
- Ares Management Holdings L.P.: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (10/16/2026)
- Ares Holdco LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (10/16/2026)
- Ares Management Corporation: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (10/16/2026)
- Ares Voting LLC: By: Ares Partners Holdco LLC, its sole member, By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (10/16/2026)
- Ares Management GP LLC: By: Ares Partners Holdco LLC, its sole member, By: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (10/16/2026)
- Ares Partners Holdco LLC: /s/ Anton Feingold, Anton Feingold, Authorized Signatory (10/16/2026)